exhibit (a)(29)

          HOREJSI TRUST REMINDS PCA SHAREHOLDERS THAT IT INCREASED ITS
                   OFFER PRICE FOR SHARES OF PCA COMMON STOCK

BOULDER, CO., February 27, 2007 - The Mildred B. Horejsi Trust ("The Trust") issued a notice today reminding shareholders of Putnam California Investment Grade Municipal Trust (AMEX: PCA) that the Trust has increased its offer price for all of the fund's outstanding shares of common stock to $14.75 per share (the "Notice"). Putnam California Investment Grade Municipal Trust is a closed-end fund trading on the American Stock Exchange ("AmEx") under the ticker symbol "PCA." The Notice also reminds shareholders that expiration of the tender offer is 5:30 p.m. Eastern Standard Time, March 8, 2007.


The Notice emphasizes that shareholders have two choices: To tender their shares to the Trust and receive approximately 99% of their NAV immediately after the offer expires; or keep their shares and take the chance that the merger proposal passes and possibly receive 99% of the then NAV in June.


The Notice also prompts shareholders to consider the following:

     1. The offer of $14.75 is higher than any closing price for shares of PCA since December, 2001. It reflects a premium over the closing market price per share on February 26, 2007.

     2. Under the offer, shareholders will receive approximately 99% of the net asset value (NAV) for their shares in cash, whereas PCA's trustees propose to give shareholders the opportunity to receive this same amount sometime in June, if a merger with Putnam California Tax Exempt Income Fund actually passes.

     3. The Trust intends to vote against the proposed merger and will attempt to block the merger or any proposal to open-end PCA. Consequently, the trustees' proposal to give shareholders 99% of NAV may not occur.

     4. The Trust's proposal will not require shareholders to pay any redemption fees or brokerage commissions.

     5. PCA's merger proposal will result in the fund's assets being placed in an open-end fund that performed worse than its applicable benchmark index for 6 out of the past 7 calendar years and underperformed PCA for 5 of the last 7 years.

     6. If the Trust is successful in acquiring a majority of PCA's common shares, the Trust will propose changes, including replacing the current investment adviser and changing the fund's investment objectives, that will result in PCA being far different than the investment shareholders bought. If shareholders approve these changes, PCA will no longer be an income fund and will liquidate its entire portfolio of California municipal bonds and any income will no longer be exempt from federal and California income tax.


Stewart R. Horejsi, a spokesperson for the Trust, stated that "this is higher than any closing price for shares of PCA since December of 2001. Our offer gives all PCA shareholders a chance to realize almost the full net asset value of their shares and move PCA in a new direction. Although PCA's trustees are offering 99% of the NAV of PCA's shares (based on their proposal which includes a maximum 1% transaction cost for redemptions within 7 days of the merger), we believe their proposal will not garner enough shareholder votes to pass. We believe strongly in this tender offer, which is why we have extended the deadline to tender shares. PCA's trustees, in their response to our original tender offer filing, stated that the shareholders would be better served by moving their shares of PCA into an open-end fund, the Putnam California Tax Exempt Income Fund, a fund which has performed even more abysmally than PCA! This does not serve the long-term interests of PCA shareholders, and is contrary to public statements by the trustees only a few months ago when they stated that PCA should remain a closed-end fund."


"This is an opportunity for PCA's shareholders to tender their shares of common stock for likely more than what they paid for them," Mr. Horejsi added. "We expect that the Trust can do a better job than the current advisor and administrator for PCA, and the PCA trustees' recent comments in response to our offer only underscore why we believe they are not serving the long-term interests of the shareholders of PCA."


Morrow & Company is acting as the information agent and The Colbent Corporation is the depositary. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morrow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.


This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Letter of Transmittal. Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust intends to mail a copy of the applicable Offer to Purchase, the Letter of Transmittal and related documents to each of the holders of common stock of PCA.


About the Trust


The purchaser will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The Trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements


Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller
(303) 442-2156